March 30, 2011

Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4720

Via EDGAR

Re:         TapImmune, Inc. (the “Registrant”)
Form 10-K for the year ended December 31, 2009 (the “Form 10-K”)
Form 10-Q for the quarter ended March 31, 2010 (the “March Form 10-Q”)
Form 10-Q for the quarter ended June 30, 2010 (the “June Form 10-Q”)

Dear Mr. Rosenberg:

We have received your letter dated February 23, 2010 providing comments to the Form 10-K, the March Form 10-Q and the June Form 10-Q. We have set forth below in italics the comments in your letter of February 23, 2010 followed by our responses to each comment. Due to the length of each of the comments, please note that we have inserted some of our answers in the middle of your comments. It should be noted that during the period in question, we were undergoing a restructuring of our financial management positions and our Chief Financial Officer, Pat McGowan, resigned due to personal matters and has been unavailable to us to provide guidance on the matters covered by this Letter. As a result, we have reevaluated treatment of certain transactions as evidenced below.

Form 10-K for the fiscal year ended December 31, 2009

Note 6: Related Party Transactions, page 34

1.
We acknowledge your response to prior comment one and your proposed revised disclosure. Since you state in your response that it was the intent of management to reduce the overall debt to attract additional financing for the Company, it appears that the substance of the debt settlements with officers and directors for stock was in essence a capital contribution. Please provide us with any additional facts or circumstances surrounding these transactions or other accounting guidance that supports your accounting treatment.

Response:

On further review, based on guidance in ASC 470-50-40-2, we have determined that the debt settlement transactions with related parties should be considered capital transactions. The management has determined that these transactions were material and the financial statements for the fiscal year ended December 31, 2009 should be restated. We have also reviewed the definition of related parties in the ASC Master Glossary and determined that the family members, trusts and companies owned by family members of the management constitute related parties. Accordingly, the gain on debt settlement transactions with related parties was determined to be $766,769.

We include in Exhibits I through IV to this letter a draft of the proposed revisions to those sections of the Form 10-K for the fiscal year ended December 31, 2009 that have been amended as a result of the restatement marked to show changes from the Form 10-K with additions double underlined and in red and deletion struck through and in blue.

Also in order to properly evaluate the accounting of the related party debt settlement transactions, please address the following:

•
You state in your response that "a third party consultant was successful in negotiating debt assignments with the majority of the Company's creditors and acquiring the debt for unaffiliated parties at arms' length at under 50% of the face value." Explain to us how you determined that the debt was acquired at less than 50% of face value when the market price of the shares issued to settle the debt was significantly greater than the debt face value. It appears that in order to acquire the debt at less than 50% of face value you should have issued only enough shares at market price to extinguish the debt at the negotiated reacquisition price.

Response:

To clarify this statement, the third party consultant was involved in acquiring the debt from majority of the Company’s creditors on terms that were less than 50% of the face value of the debt. Subsequently, this third party negotiated a settlement with the Company to convert the debt at $0.10 per share. The parties with which the Company negotiated to settle the debt believed that the low volume of trading in the Company’s common stock meant that the market value of the common stock did not accurately reflect its value. Between January 1, 2009 and June 5, 2009, there were only 66 days on which the Company’s common stock was traded and a total of less than 100,000 of the Company’s common stock were traded in the open market during that period. Some of the common stock that was traded was sold at a price as low as $0.11 per share post consolidation.

Because of the low volume of common stock traded, those persons converting the debt did not believe that the common stock was liquid enough to allow them to sell all of their position in the short- or medium-term to allow the recuperation of their investments. As a result, the Company and these parties negotiated the debt settlement at a conversion ratio that was equal to $0.10 per share..

•
Item 13 discloses transactions with officer and directors during your fiscal year ended December 31, 2009. Footnote (b) to your disclosure states "effective June 4, 2009, an outstanding balance of $595,987 due to directors and officers was settled through an obligation to issue 5,959,870 shares in conjunction with a debt settlement agreement." Further, footnotes (c) through (g) appear to disclose additional debt settlements on June 4, 2009 made in conjunction with an equity issuance obligation. These transactions are with an officer of the company, family members of officers/directors or companies controlled by a director or family member of an officer, which appear to be with related parties. Please reconcile the amounts in footnotes (b) through (g) to the proposed disclosure of related party debt settlements provided in your response. If you do not believe transactions disclosed in footnotes (c) through (g) are not with related parties, please tell us why. Refer to the definition of a related party in the ASC Master Glossary.

Response:

We are restating the disclosure of related party debt settlements under ‘Note 6: Related Party Transactions’ to reconcile with Item 13 as follows:

“In the fiscal year ended December 31, 2009, total debt in the amount of $3,181,207 was extinguished, which included accounts payable, notes payable, amounts due to related parties and a related party note payable. The related party debt that was extinguished amounted to $1,623,121, with the following parties:

Amounts due to directors and officers	$644,190
Notes to companies controlled by family members of officers and directors	945,591
Note payable to a company controlled by a director	33,340
$1,623,121”

•	Tell us if there were any unstated (or stated) rights or privileges were exchanged in transactions as noted in ASC 470-50-40-2.

Response:

There were no unstated or stated rights or privileges exchanged in these transactions.

Note 7: Capital Stock

2009 Share Transaction, page 36

2.
We acknowledge your response to prior comment two and proposed revised disclosure. It is unclear why the value of the debt is more clearly evident than the market price of your common stock traded on the OTCBB. Please address the following:

•	Please provide us an analysis that supports your position that there was an illiquid market for the company's stock.

Response:

The Company concluded that there was an illiquid market because (i) from the start of the Company’s fiscal year 2009 up until June 4, the date debt was settled for stock, the shares of the Company’s common stock traded in the public markets an average of 14 days per month compared to an average of approximately 26 trading days in each month, (ii) the average volume during that period was 1,455 shares per trading day,  and (iii) the total dollar value of stock traded during that period amounted to $33,220, or approximately $503 per trading day, an amount that was under 0.05% of the market capitalization of the Company.1

•	Of the 2,414,982 (post split) issued and outstanding shares before the settlement transaction, tell us if there were any restrictions that would limit trading of these shares.

Response:

At the time of the settlement, affiliates held approximately 36% of the Company’s common stock. The Securities Act restricts the resale of such affiliate held securities in public markets to such securities that are registered or are available for resale under certain exemptions (like Rule 144, which itself contains volume limitations). As there were no affiliate registered securities and a low volume of traded securities (which limits the Rule 144 volume restrictions), the restrictions on the resale of affiliate securities limited the trading of approximately 36% of the Company’s outstanding common stock.

1 The Company calculated a market capitalization of $10,867,422 using the closing price of $0.45 for the Company’s common stock on the OTCBB on June 1, 2009 (the last day the Company’s common stock traded on the OTCBB before the settlement) and the outstanding share capital on such date of approximately 24,149,827 shares.

•
It appears that a $0.05 value per share was used for the obligation to issue 31,812,065 common shares in conjunction with the retirement of debt. However, we also noted that a $0.20 value per share was used for the 2,000,000 shares issued pursuant to a consulting service agreement related to the debt settlements. Please reconcile this discrepancy in per share value used for us.

Response:

The 31,812,065 common shares issued for the retirement of debt were settled at $0.10 per share post consolidation. The 2,000,000 shares were issued to the consultant organizing the debt settlements, as their consultant fee. The consultant and the Company entered into this agreement prior to initiation of negotiation of the debt acquisitions when the shares traded around $0.40 (post consolidation) and a 50% large block/risk based valuation allowance was applied to the calculated fair value.

•
We noted the adjusted closing market price on the date of the settlement transaction of June 4, 2009 was approximately $0.45. Please provide us your analysis that supports such a significant illiquidity discount from the market price to the value established on the date of the settlement transaction.

Response:

As noted above, the Company’s trading history prior to the settlement was sporadic and unreliable as a result of its low volume. As set out above,

(i)
from January 1 to June 4, 2009, , the shares of the Company’s common stock traded in the public markets an average of 13 days per month out of an average of approximately 26 trading days in each month,

(ii)	the average volume during that period was 1,455 shares per trading day, and

(iii)	an average per trading day dollar volume of under 0.05% of the market capitalization of the Company on the day of the settlement.

The Company and certain of its debtors were negotiating a settlement over a period of time prior to the conversion of debt. During that time, the stock traded as low as $0.11 (post consoliation) on May 12, 2009. The proposed debt converters set the terms of the transaction based on the lowest and in their opinion most realistic price of the stock at the time. The Company was concerned about its ability to continue as a going concern. It relied on the lowest price traded during that period for debt settlement because such a low volume stock price of Tapimmune did not reflect a true market. For determination of the appropriate value to ascribe to the settlements for accounting purposes, the fair value of the debts settled in debt assignments was determined to be the more reliable fair value indicator.

3.
We acknowledge your response to prior comment three and your proposed revised disclosure. As previously requested please cite the accounting guidance you relied on that supports your accounting treatment of the purchase warrants. Also, explain to us the cashless exercise provisions of the warrant agreements and the rights regarding registration of the underlying shares issued in the private placements in November 2009. In addition, please tell us when the warrant and registration rights agreements were filed. If not filed, please file them or provide us with your analysis to support why you are not required to file these agreements.

Response:

We have relied on FASB ASC 470-20-25-2  ‘Debt with Conversion and Other Options’ for allocation of the unit proceeds on a relative fair value basis  based on the following  guidance:

“Proceeds from the sale of a debt instrument with stock purchase warrants (detachable call options) shall be allocated to the two elements based on the relative fair values of the debt instrument without the warrants and of the warrants themselves at time of issuance. The portion of the proceeds so allocated to the warrants shall be accounted for as paid-in capital. The remainder of the proceeds shall be allocated to the debt instrument portion of the transaction.”

In addition, we performed our analysis for whether the stock purchase warrants met the scope exemption from derivative accounting. We concluded that the warrants are  indexed to the Company’s stock and that they are properly classified in stockholders equity. (ASC 815-10-15-74)

Cashless exercise provision of the warrant:

The cashless exercise provisions of the warrants provide that if at any time after one year from the date of issuance of the warrants there is no effective Registration Statement registering, or no current prospectus available for, the resale of the shares underlying the warrants by the holder of the warrants, then the warrant may also be exercised at such time by means of a “cashless exercise” in which the holder shall be entitled to receive a certificate for the number of warrant shares equal to the quotient obtained by diving {(A-B) (X)} by (A), where:

(A)	= the volume weighted average price on the trading day immediately preceding the date of such election;

(B)	= the exercise price of this warrant, as adjusted; and

(X)	= the number of warrant shares issuable upon exercise of this warrant in accordance with the terms of this warrants by means of a cash exercise rather than a cashless exercise.

If not exercised prior to the date on which the warrants terminate, the warrants shall be automatically exercised via a cashless exercise on that termination date if the volume weighted average price on that date is higher than the exercise price.

The form of the warrants are being filed with Amended 10-K. There were no registration rights in connection with the Units, the warrants or the shares underlying the warrants and no registration rights agreements to file in connection therewith.

Form 10-Q for the quarterly period ended June 30, 2010

Note 4: Short Term Debt, page 7

4.
We acknowledge your response to prior comment six and your proposed disclosure which indicates that the warrants associated with your debt issuance are subject to adjustment if you subsequently issue equity at a price lower than the exercise price of these warrants. Please explain to us why you have not apparently classified these warrants to liabilities under FASB ASC 815-40-15. Please specifically refer to Example 9 at ASC 815-40-55-33 and -34. In addition, explain to us why you used the Black-Scholes option pricing model, instead of a binomial or lattice pricing model to value your warrants. It appears that binomial or lattice models are better suited to handle the potential changes to your warrant exercise price.

Response:

Our evaluation of whether the warrants would be considered indexed to the Company’s own stock was (on subsequent review) incorrect. Example 9 at ASC 815-40-55-33 and -34 provides clear guidance that the price adjustment (ratchet) provision included in the warrants could cause a variation in the settlement amount which precludes the warrants from being scoped out of derivative accounting.

We are currently revising the accounting of the warrants to be reflected as derivative liabilities in accordance with 815-40 in our December 31, 2010 year-end financial statements. Concurrently, we will determine whether there is a material impact to our previously filed quarters ended June 30, 2010 and September 30, 2010. Should there be a material error, we will prepare amended quarters for filing.

In addition to the above responses to your comments, we hereby acknowledge that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Preliminary Information Statement and the Definitive Information Statement, (ii) comments from the staff  of the U.S. Securities and Exchange Commission (the “Commission”) does not foreclose the Commission from taking any action with respect to the Preliminary Information Statement or the Definitive Information Statement and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with the above, please contact me at (212) 588-0022.

Sincerely,

TapImmune, Inc.

/s/ Glynn Wilson

cc:           Sasha Parikh, Staff Accountant
Don Abbott, Review Accountant

EXHIBIT I.

DRAFT DISCLOSURE CHANGES FOR EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A (the ―Form 10-K/A) to the Annual Report on Form 10-K for Tapimmune, Inc. (“we” or the “Company”) for the fiscal year ended December 31, 2009, initially filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2010 (the “Original Filings”), is being filed to report the gain from debt settlement with related parties being recognized as additional paid-in capital for the fiscal year ended December 31, 2009. The restatement of the Company’s accounting for the debt settlement arose in connection with comments received from the staff of the SEC in its review of the Company’s periodic SEC filings.

As a result, and as previously disclosed in filings made with the SEC, the Audit Committee of the Board of Directors of the Company, in consultation with management, concluded that the Company’s consolidated financial statements and reports filed with the SEC for the fiscal year ended December 31, 2009 should not be relied upon. For a more detailed description of the effects of the restatement, see further discussion in Note 1A, “Restatement of Consolidated Financial Statements” to our consolidated financial statements included in Item 8 of this report.

For the convenience of the reader, this Form 10-K/A sets forth the Original Filings in their entirety. However, this Form 10-K/A only amends and restates Items 7, 8 and 9A of Part II, Item 15 of Part IV of the Original Filings, in each case, solely as a result of, and to reflect, the restatement and comments of the SEC, and no other information in the Original Filings is amended hereby. The foregoing items have not been updated to reflect other events occurring after the Original Filings or to modify or update those disclosures affected by subsequent events. In addition, pursuant to the rules of the SEC, Item 15 of Part IV of the Original Filings has been amended to contain currently dated certifications from the Company’s Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, and are attached as Exhibits 31.1, 31.2, 32.1 and 32.2 to this report.

Except for the foregoing amended information, this Form 10-K/A continues to speak as of the dates of the Original Filings, and the Company has not updated the disclosures contained herein to reflect events that occurred at a later date. Other events occurring after the filings of the Original Filings or other disclosures necessary to reflect subsequent events will be addressed in any reports filed with the SEC subsequent to the date of this filing.

EXHIBIT II

DRAFT DISCLOSURE FOR “RESULTS OF OPERATIONS” PORTION OF ITEM 7 -- MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The following sets table sets out our consolidated losses for the periods indicated:

	Year Ended December 31, 2009 (As restated)		Year Ended December 31, 2008	For the Period from Inception (July 27, 1999) to December 31, 2009 (As restated)
Expenses
Consulting		$552,339	$233,283		$1,771,206
Consulting, stock-based		506,042	151,500		3,791,817
Depreciation		3,741	7,482		213,227
General and administrative		85,146	115,693		2,408,456
Interest and finance charges		1,188,934	778,179		3,910,603
Management fees		260,242	353,162		2,194,477
Management fees, stock based		2,019,660	172,668		2,847,050
Professional fees		673,227	284,288		3,314,449
Research and development		93,041	182,343		5,417,392
Research and development, stock-based		-	-		612,000
		5,382,372	2,278,598		26,480,677
Loss Before Other Items		(5,382,372)	(2,278,598)		(26,480,677)
Other Items
Foreign exchange		(38,069)	82,659		44,590
Gain on settlement of debt		~~961,056~~  194,287	-		 ~~1,134,066~~ 367,297
Interest income		2,814	-		33,344
Loss on disposal of assets		(5,399)	-		(5,399)
Net Loss	$	~~$ (4,461,970)~~ (5,228,739)	$(2,195,939)	$	~~$ (25,274,076~~) (26,040,845)

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008
We are a development stage company. We recorded a net loss of ~~$4,461,970~~ $5,228,739 during the year ended December 31, 2009 compared to $2,195,939 for the year ended December 31, 2008.

Operating Expenses
Operating expenses incurred during the fiscal year ended December 31, 2009 were $5,382,372 compared to $2,278,598 in the prior year. Significant changes and expenditures are outlined as follows:

•
Consulting fees were $552,339 during the fiscal year ended December 31, 2009 compared to $233,283 during the prior fiscal year. The increase was due primarily to business development services including those relating to financing and debt restructuring that were not in place during the prior period.

•
Stock-based consulting fees were $506,042 in the year ended December 31, 2009 compared to $151,500 in the prior year. The current and prior year charges result from the fair valuation of shares issued to consultants and options granted to or earned by consultants during such periods.

•
General and administrative expenses were $85,146 in the year ended December 31, 2009 compared to $115,693 in the prior year, with the decrease resulting primarily from a reduction in operations in the current year due to resource restrictions, including the closure of the Vancouver location.

•
Interest and finance charges were $1,188,934 during the fiscal year ended December 31, 2009 compared to $778,179 during the prior fiscal year. Current and prior period interest charges are primarily accretion of interest and the fair value of warrants issued with promissory notes.

•
Management fees were $260,242 in the year ended December 31, 2009 compared to $353,162 in the prior year, with the difference resulting primarily from a change in executive compensation during the second half of the prior year and additional directors’ fees during the current year. Additionally, our Board of Directors and management were reorganized during the year, and as of June 1, 2009, a portion of the fees paid or accrued to our Chief Executive Officer have been allocated to research and development.

•
Stock-based management fees were $2,019,660 in the year ended December 31, 2009 compared to $172,668 in the prior year. The current and prior year charges result from the fair valuation of options granted to management that were earned during the period.

•
Professional fees were $673,227 in the year ended December 31, 2009 compared to $284,288 in the prior year. The increase from the prior year results from significant activity relating to debt restructuring and continuing patent applications in the current year.

•
Research and development costs during the fiscal year ended December 31, 2009 were $93,041 compared to $182,343 during the prior fiscal year. The decrease results from research and consulting service agreements in effect during the prior fiscal year. Our Board of Directors and management were reorganized during the year, and as of June 1, 2009, a portion of the fees paid or accrued to our Chief Executive Officer have been allocated to research and development.

During the fiscal year ended December 31, 2009, we recorded a net gain on settlement of debt of $~~961,056~~ $194,287 from $Nil in the prior year. The gain was recognized in conjunction with the retirement of debt and obligations through conversion to equity and debt settlement arrangements with creditors. The cumulative net gain includes the fair value of common stock and warrants issued as part of the transaction.

Foreign exchange decreased to a loss of $38,069 during the fiscal year ended December 31, 2009 from a gain of $82,659 in the prior year. Interest income increased to $2,814 during the fiscal year ended December 31, 2009 from $Nil in the prior year. Loss on disposal of assets increased to $5,399 during the fiscal year ended December 31, 2009 from $Nil in the prior year.

Our net loss for the year ended December 31, 2009 was ~~$4,461,970~~ $5,228,739 or ($0.27~~3~~) per share, compared to a net loss of $2,195,939 or ($0.90) per share in the prior period. The weighted average number of shares outstanding was 19,704,002 for the year ended December 31, 2009 compared to 2,390,084 for the prior year.

EXHIBIT III

DRAFT DISCLOSURE TO THE FOLLOWING PORTIONS OF ITEM 8. FINANCIAL STATEMENTS

“CONSOLIDATED BALANCE SHEETS”, “CONSOLIDATED STATEMENT OF OPERATIONS”, “CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFECIT”, CONSOLIDATED STATEMENT OF CASH FLOWS”, NOTE 1A – “RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS” AND NOTE 6 – “RELATED PARTY TRANSACTIONS”

ITEM 8.FINANCIAL STATEMENTS

TAPIMMUNE INC.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

	December 31, 2009 (As restated)		December 31, 2008

CURRENT ASSETS
Cash	$141,431		$987
Due from government agency	1,033		33,263
Prepaid expenses and deposits (Note 9)	214,501		9,520
	356,965		43,770

FURNITURE AND EQUIPMENT, NET (Note 3)	-		9,139
	$356,965		$52,909

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$586,556		$1,544,603
Research agreement obligations (Note 4)	45,676		243,598
Convertible notes payable (Note 5)	203,021		56,633
Short term debt (Note 5)	135,000		763,327
Due to related parties (Note 6)	16,100		468,121
	986,353		3,076,282

STOCKHOLDERS’ DEFICIT
Capital stock (Note 7)
Common stock $0.001 par value: 150,000,000 shares
authorized, 38,361,674 (2008 - 2,414,983) shares
issued and outstanding	38,362		24,150
Additional paid-in capital	~~24,152,319~~ 24,919,088		17,500,559
Shares and warrants to be issued (Notes 5, 7, and 11)	513,733		323,750
Deficit accumulated during the development stage	(26,040,845 ~~(25,274,076)~~	) )	(20,812,106)
Accumulated other comprehensive income (loss)	(59,726)		(59,726)
	(629,388)		(3,023,373)
	$356,965		$52,909

COMMITMENTS AND CONTINGENCIES (Notes 1, 4, 5, 10 and 11)

The accompanying notes are an integral part of these consolidated financial statements.

TAPIMMUNE INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2009 (As restated)		Year Ended December 31, 2008	Period from July 27, 1999 (inception) to December 31, 2009 (As restated)

EXPENSES
Consulting	$552,339		$233,283	$1,771,206
Consulting, stock-based (Note 7)	506,042		151,500	3,791,817
Depreciation	3,741		7,482	213,227
General and administrative	85,146		115,693	2,408,456
Interest and financing charges (Note 5)	1,188,934		778,179	3,910,603
Management fees (Note 6)	260,242		353,162	2,194,477
Management fees, stock-based (Note 7)	2,019,660		172,668	2,847,050
Professional fees	673,227		284,288	3,314,449
Research and development (Note 6)	93,041		182,343	5,417,392
Research and development, stock-based	-		-	612,000
	5,382,372		2,278,598	26,480,677
NET LOSS BEFORE OTHER ITEMS	(5,382,372)		(2,278,598)	(26,480,677)
OTHER ITEMS
Foreign exchange	(38,069)		82,659	44,590
Gain on settlement of debt (Note 7)	194,287 ~~961,056~~		-	367,297 ~~1,134,066~~
Interest income	2,814		-	33,344
Loss on disposal of assets	(5,399)		-	(5,399)
NET LOSS	$(5,228,739 ~~(4,461,970~~	) )	$(2,195,939)	$(26,040,845 ~~(25,274,076~~	) )

BASIC AND DILUTED NET LOSS PER SHARE	$(0.27) ~~(0.23~~	)	$(0.90)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, BASIC AND DILUTED	19,704,002		2,390,084

The accompanying notes are an integral part of these consolidated financial statements.

TAPIMMUNE INC.
(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT
FROM JULY 27, 1999 (INCEPTION) TO DECEMBER 31, 2009

	Common Stock		Additional	Obligation to Issue	Deficit Accumulated During the		Accumulated Other
	Number of shares	Amount	Paid In Capital	Shares and Warrants	Development Stage		Comprehensive Loss	Total

Net loss	-	-	-	-	(2,195,939)		-	(2,195,939)
Balance, December 31, 2008	2,414,983	24,150	17,500,559	323,750	(20,812,106)		(59,726)	(3,023,373)
Reverse split recapitalization adjustment (rounding) in July 2009	118	(21,735)	21,735	-	-		-	-
Issued for cash
- at $0.80 per share in November 2009	875,000	875	699,125	-	-		-	700,000
Issued at fair value pursuant to service agreements in August 2009	25,000	25	27,475	-	-		-	27,500
Issued at fair value pursuant to debt settlement agreements in July 2009	33,812,065	33,812	2,044,580	-	-		-	2,078,392
Issued on the exercise of warrants in August and November 2009	1,234,508	1,235	241,515	-	-		-	242,750
Stock based compensation in October 2009	-	-	2,091,900	-	-		-	2,091,900
Fair value of warrants issued in February , May and June 2009 in connection with promissory notes	-	-	725,669	(300,350)	-		-	425,319
Fair value of warrants issued in August and October 2009 in connection with convertible notes	-	-	425,491	-	-		-	425,491
Fair value of warrants issued in December 2009 pursuant to service agreements	-	-	374,270	-	-		-	374,270
Settlement of debt with related parties	-	-	766,769	-	-		-	766,769
Obligation to issue shares at fair value pursuant to service agreements in December 2009	-	-	-	246,533	-		-	246,533
Obligation to issue shares at fair value pursuant to debt settlement agreements in September 2009	-	-	-	243,800	-		-	243,800
Net loss	-	-	-	-	(5,228,739 ~~(4,461,970~~	) )	-	(5,228,739 ~~(4,461,970~~	) )
Balance, December 31, 2009, as restated	38,361,674	$38,362	$24,919,088	$513,733	$(25,558,444)		$(59,726)	$(629,388)

The accompanying notes are an integral part of these consolidated financial statements.

TAPIMMUNE INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2009 (As restated)		Year Ended December 31, 2008	Period from July 27, 1999 (inception) to December 31, 2009 (As restated)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(5,228,739 ~~4,461,970~~	) )	$(2,195,939)	$(26,040,845 ~~25,271,076~~	) )
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	3,741		7,482	213,228
Gain on settlement of debt	(194,287 ~~(961,056~~	) )	-	(367,297 ~~(1,134,066~~	) )
Loss on disposal of assets	5,399			5,399
Non-cash interest and financing charges	1,073,255		664,545	3,548,089
Stock based compensation	2,525,702		324,168	7,267,117
Changes in operating assets and liabilities:
Due from government agency	32,230		26,371	(1,033)
Prepaid expenses and receivables	9,520		25,793	6,000
Accounts payable and accrued liabilities	631,244		389,323	2,486,013
Research agreement obligations	20,209		43,832	263,807
NET CASH USED IN OPERATING ACTIVITIES	(1,121,726)		(714,425)	(12,619,522)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares, net	700,000		60,000	9,622,125
Convertible notes	350,000		(10,000)	658,450
Notes and loans payable	135,000		132,000	919,845
Advances from related parties	77,170		365,873	1,355,786
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,262,170		547,873	12,556,206

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of furniture and equipment	-		-	(218,626)
Cash acquired on reverse acquisition	-		-	423,373
NET CASH PROVIDED BY INVESTING ACTIVITIES	-		-	204,747

INCREASE (DECREASE) IN CASH	140,444		(166,552)	141,431
CASH, BEGINNING	987		167,539	-
CASH, ENDING	$141,431		$987	$141,431

SUPPLEMENTAL CASH FLOW INFORMATION AND
  NONCASH INVESTING AND FINANCING ACTIVITIES (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

TAPIMMUNE INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1A:  RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

We have restated our consolidated financial statements as of and for the fiscal year ended December 31, 2009 related to the Company’s accounting for debt settlement with related parties. We had accounted for the debt settlement with related parties in the amount of $284,368 as gain on settlement of debt in the consolidated statement of operations. Following discussions with the SEC in connection with comments issued by the staff of the SEC, the Company determined that its accounting for debt settlement with related parties should be reviewed. As a result, we reviewed ASC 470-50-40-2, which states that ‘extinguished transactions between related entities may be in essence capital transactions’. Based on this guidance we have concluded that the gain from settlement with related parties in the amount of $766,769 be would more appropriately be recognized as additional paid-in capital.

The impact of the restatement on the consolidated financial statements as of and for the year ended March 31, 2010 is shown in the following tables:

As reported		Adjustment	As restated
Balance sheet data — December 31, 2009
Additional paid-in capital	$24,152,319	$766,769	$24,919,088
Deficit accumulated during the development stage	(25,274,076)	(766,769)	(26,040,845)
Total stockholders’ equity	$(629,388)	$—	$(629,388)
As reported		Adjustment	As restated
Statement of Operations data For the year ended December 31, 2009
Gain on settlement of debt	$961,056	$(766,769)	$194,287

NET LOSS	4,461,970	766,769	5,228,739

BASIC AND DILUTED NET LOSS PER SHARE	$(0.23)	$(0.04)	$(0.27)

As reported		Adjustment	As restated
Statement of Cash Flows data For the year ended December 31, 2009
NET LOSS	$(4,461,970)	$(766,769)	$(5,228,739)

Gain on settlement of debt	(961,056)	766,769	(194,287)

NET CASH USED IN OPERATING ACTIVITIES	$(1,121,726)	$-	$(1,121,726)

NOTE 6:  RELATED PARTY TRANSACTIONS

The Company had transactions with certain officers and directors of the Company for the fiscal year ended December 31, 2009 as follows:

a)
incurred $260,242 (2008 - $308,162) in management fees, $42,000 (2008 - $74,579) in research and development, and recorded an additional $2,019,660 (2008 - $172,668) as management fees, in stock based compensation expense for the estimated fair value of options to management that were vested during the year;

b)	effective June 4, 2009, an outstanding balance of $595,987 due to directors and officers was settled through the issuance of 5,959,870 shares in conjunction with a debt settlement agreement;
c)
incurred $9,247 (2008 - $16,932) in interest and finance charges on a $125,000 promissory note due to a company related through a direct family member of a current director (refer to Note 5); incurred $14,795 (2008 - $27,090) in interest and finance charges on a $200,000 convertible promissory note due to the same company (refer to Note 5); and incurred $40,881 (2008 - $35,369) in interest and finance charges related to an agreement to issue warrants in connection with extending the terms of the $125,000 and $200,000 notes through March 30, 2009 (refer to Note 5), and effective June 4, 2009 the outstanding principal and interest was settled in conjunction with an equity issuance;

d)
incurred $1,997 (2008 - $3,196) in interest and finance charges on a $27,000 promissory note issued to a company controlled by a director of the Company, and incurred $4,343 (2008 - $3,757) in interest and finance charges related to an agreement to issue warrants in connection to extending the term through March 30, 2009 (refer to Note 5), and effective June 4, 2009 the outstanding principal and interest was settled in conjunction with an equity issuance;

e)
incurred $14,795 (2008 - $22,784) in interest and finance charges on a $200,000 promissory note issued to a company related through a family member of an officer of the Company (refer to Note 5); incurred $18,493 (2008 - $27,493) in interest and finance charges on a $250,000 promissory note issued to the same company (refer to Note 5); and incurred $72,380 (2008 - $62,620) in interest and finance charges related to an agreement to issue warrants in connection to extending the terms of the $200,000 and $250,000 notes through March 30, 2009 (refer to Note 5), and effective June 4, 2009 the outstanding principal and interest was settled in conjunction with an equity issuance;

f)
incurred $1,849 (2008 - $2,836) in interest and finance charges on a $25,000 promissory note issued to an officer of the Company, and incurred $4,021 (2008 - $3,479) in interest and finance charges related to an agreement to issue warrants in connection to extending the term through March 30, 2009 (refer to Note 5), and effective June 4, 2009 the outstanding principal and interest was settled in conjunction with an equity issuance;

g)
incurred $740 (2008 - $150) in interest and finance charges on a $10,000 promissory note issued to an officer of the Company, and incurred $4,343 (2008 - $3,407) in interest and finance charges related to an agreement to issue warrants in connection to the note issuance (refer to Note 5), and effective June 4, 2009 the outstanding principal and interest was settled in conjunction with an equity issuance; and

h)
issued a $15,000 secured promissory note bearing interest at 30% per annum and issued 30,000 transferable and registerable share purchase warrants with an exercise price of $0.20 per share for an exercise period of up to two years from the issuance date to a direct family member of an officer of the Company, incurred $4,068 (2008 - $Nil) in interest and finance charges on the $15,000 promissory note, and incurred $4,167 (2008 - $Nil) in interest and finance charges related to the issued warrants (refer to Note 5).

All related party transactions (other than stock based consideration) involving provision of services were recorded at the exchange amount, which is the amount established and agreed to by the related parties. The Company has accounted for the debt settlement transactions with related parties at management’s estimate of exchange ~~fair~~ value, which was determined by reference to similar settlements with arms-length parties. The gain from debt settlement ~~transactions~~ with related parties in the amount of $766,769 was recognized as additional paid-in capital ~~resulted in a gain of $284,368 being included in the statement of operations~~.

“In the fiscal year ended December 31, 2009, total debt in the amount of $3,181,207 was extinguished, which included accounts payable, notes payable, amounts due to related parties and a related party note payable. The related party debt that was extinguished amounted to $1,623,121, with the following parties:

Amounts due to directors and officers	$ 644,190
Notes to companies controlled by family members of officers and directors	945,591
Note payable to a company controlled by a director	33,340
$ 1,623,121”

At December 31, 2009, the Company had amounts owing to directors and officers of $16,100 (2008 - $468,121). These amounts were in the normal course of operations. Amounts due to related parties are unsecured, non-interest bearing and have no specific terms of repayment, except as described above.

EXHIBIT IV

DRAFT DISCLOSURE TO ITEM 9A.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Principal Executive Officer and Principal Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this report. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on such evaluation, our Principal Executive Officer and Principal Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act.

It should be noted that any system of controls is based in part upon certain assumptions designed to obtain reasonable (and not absolute) assurance as to its effectiveness, and there can be no assurance that any design will succeed in achieving its stated goals.

Management’s Report on Internal Control Over Financial Reporting
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as required by Sarbanes-Oxley (SOX) Section 404 A. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Principal Executive Officer and Principal Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with United States generally accepted accounting principles (“US GAAP”).

As of December 31, 2009, management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control -Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, as at December 31, 2009 such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below.

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board were: (1) inadequate entity level controls due to an ineffective audit committee resulting from a lack of independent members on the current audit committee and a lack of outside directors on our board of directors; (2) inadequate segregation of duties consistent with control objectives; (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; (4) ineffective controls over period end financial disclosure and reporting processes.

~~Management believes that none of the material weaknesses set forth above had a material adverse effect on the Company's financial results for the fiscal year ended December 31, 2009 but management is concerned that the material weakness in entity level controls set forth in item (1) results in ineffective oversight in the establishment and monitoring of required internal controls and procedures, it could result in a material misstatement in our financial statements in future periods.~~

Our management, with the participation of our Chief Executive Officer and Acting Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on the restatements described in Note 1A to the Company’s audited consolidated financial statements, our Chief Executive Officer and Acting Chief Financial Officer have concluded that during our corporate restructuring our disclosure controls and procedures were not effective as of December 31, 2009, and that a material weakness existed with regards to the accounting for debt settlement with related parties.

We are committed to improving our financial organization. As part of this commitment, we will continue to enhance our internal control over financial reporting by: i) expanding our personnel, ii) improving segregated duties consistent with control objectives, iii) appointing one or more outside directors to our board of directors who shall be appointed to our audit committee resulting in a fully functioning audit committee who will undertake the oversight in the establishment and monitoring of required internal controls and procedures such as reviewing and approving estimates and assumptions made by management; and iv) preparing and implementing sufficient written policies and checklists which will set forth procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements.

Management believes that the appointment of one or more outside directors, who shall be appointed to a fully functioning audit committee, will remedy the ineffective audit committee and a lack of outside directors on our Board. In addition, management believes that preparing and implementing sufficient written policies and checklists will remedy the following material weaknesses (i) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (ii) ineffective controls over period end financial close and reporting processes. Further, management believes that the hiring of additional personnel will result in improved segregation of duties and provide more checks and balances within the financial reporting department.

We will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and are committed to taking further action by implementing additional enhancements or improvements, or deploying additional human resources as may be deemed necessary.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal controls over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting
There have been no changes in our internal control over financial reporting during our fourth fiscal quarter of our fiscal year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.